Exhibit 1

IncrediMail Reports Record Revenues
for Q3 and First Nine Months 2007

– Revenues Up 94% Year-to-Date, EBITDA Up 67% –

– ‘Search’ and Advertising Grow to 47% of Q3'07 Revenues; 2008 to Bring Exciting
New Versions of Email and Desktop Products, New IM & Social Network Apps –

TEL AVIV, ISRAEL – November 13, 2007 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), a rapidly growing Internet content and media company, today reported record revenues for the third quarter and first nine months of 2007.

Revenues for the third quarter of 2007 increased 75% to a record $4.6 million compared with $2.6 million for the third quarter of 2006. EBITDA for the period increased by 35% to $0.6 million compared with $0.4 million in the parallel period of 2006.

Revenues for the first nine months of 2007 increased 94% to $13.3 million from $6.9 million for the first nine months of 2006. EBITDA for the period increased by 67% to $2.4 million compared with $1.4 million in the parallel period of 2006.

Mr. Yaron Adler, CEO of IncrediMail commented, “Our growth continues to accelerate, driven by increased revenues from all streams: products and subscriptions on the one hand, and advertising and search on the other. This demonstrates the success of our strategy, which is focused on growing the top line via increased investment in R&D and Marketing. For the short term, this strategy has – and we believe will continue to – impact the bottom line. However, the strategy is positioning the Company for accelerated growth that will boost our income over the mid-term and even our margins in the long-term.”

Net income for the third quarter of 2007 was $0.3 million, or $0.03 per diluted share, reflecting a 43% increase in R&D and a 151% increase in sales and marketing, together with the impact of lower financial income and higher income taxes. Net income for the third quarter of 2006 was $0.6 million, or $0.06 per diluted share.

Net income for the nine-month period was $1.8 million, or $0.18 per diluted share, including income taxes increasing nearly four-fold. Net income for the first nine months of 2006 was $1.6 million, or $0.17 per diluted share.

Mr. Adler continued, “During the next few quarters, we plan to significantly expand our product offerings enabling us to further diversify our future revenue streams. Our plans include the following:

—	Launch of our new ‘Messy’ Instant Messaging and IncrediWorld social networking applications;

—	Launch of IncrediMail 2 and Magentic 2, exciting new versions of our email and desktop digital photo and screen saver applications;

—	Additional proprietary content deals with a variety of major movie studios and websites, following the example of our successful deals with MGM, Miramax and Focus Features; and

—	Localization projects to expand our business in France, China, Japan and Germany.

We have initiated a proactive search for synergistic M&A candidates as an important avenue for additional growth.”

Mr. Adler concluded, “Our success at engaging users in the email, desktop digital photography and screen-saver arena has made us more aware of the unmet needs of large, rapidly growing online populations, and our smart, creative team is motivated to address them. We see tremendous areas of untapped market potential and are working to harness them as powerful growth drivers for IncrediMail.”

Conference Call

IncrediMail will host a conference call to discuss the results today, November 13th at 10:30 AM EST. We invite all those interested in participating in the call to dial 1-(866)-585-6398. International callers may access the call by dialing +1-(416)-849-9626.

In addition, Management invites investors and analysts to view a demonstration of the features of some of its new products. For a link to the demonstration, please visit IncrediMail’s website at www.incredimail-corp.com/messy.asp.

A replay of the conference call will be available for one week following the call by dialing 1-(866)-245-6755 for domestic participants or +1-(416)-915-1035 for international participants and entering conference pass code 233616 when prompted. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail’s website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail is in the business of engaging on-line users. Founded in 1999, IncrediMail’s products bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than 80 million times. Having secured more than 10 million active users, IncrediMail is now branching out into Instant Messaging, Web 2.0 and social networking applications, using its unique content and approach to enhance the user experience. The evolution of IncrediMail’s revenues from product sales and subscriptions to advertising, sponsored links and search has accelerated its growth, enabling it to nearly double its 2007 revenues compared to 2006. The Company has been profitable since 2002. For more information, see www.incredimail-corp.com

Non-GAAP measures
Use of Non-GAAP Financial Information – In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash stock-based compensation expenses. IncrediMail’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

Forward-Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Mr. Jeff Holzmann
Executive Vice President
IncrediMail Inc.
jeff@incredimail.com

INVESTOR RELATIONS
Mr. Daniel Berg
The Investor Relations Group
212-825-3210
dberg@investorrelationsgroup.com

### Tables Follow ###

INCREDIMAIL LTD. BALANCE SHEETS

U.S. dollars in thousands (except share data)

	September 30, 2007	December 31, 2006
	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,529	$8,366
Marketable securities and short term deposits	18,854	17,381
Trade receivables	1,691	1,828
Deferred taxes	715	418
Other receivables and prepaid expenses	630	611

Total current assets	25,419	28,604

LONG-TERM ASSETS:
Severance pay fund	807	589
Deferred taxes	322	221
Long-term deposits and securities	5,464	412
Restricted cash	96	92
Property and equipment, net	1,306	877
Goodwill	288	288
Intangible assets, net	535	341

Total long-term assets	8,818	2,820

Total assets	$34,237	$31,424

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$904	$464
Deferred revenues	3,503	3,703
Accrued expenses and other liabilities	2,755	2,876

Total current liabilities	7,162	7,043

LONG-TERM LIABILITIES:
Deferred revenues	878	951
Accrued severance pay	1,239	853

Total long-term liabilities	2,117	1,804

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,399,458 and 9,475,943 at December 31,
2006 and September 30, 2007, respectively	24,958	22,577

Total liabilities and shareholders' equity	$34,237	$31,424

INCREDIMAIL LTD. STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Revenues	$4,597	$2,627	$13,317	$6,864
Cost of revenues	463	225	1,170	573

Gross profit	4,134	2,402	12,147	6,291

Operating expenses:
Research and development	1,469	1,028	4,127	2,150
Selling and marketing	1,214	483	3,285	1,113
General and administrative	990	584	2,686	1,792

Total operating expenses	3,673	2,095	10,098	5,055

Operating income	461	307	2,049	1,236
Financial income, net	287	395	952	638

Income before taxes on income	748	702	3,001	1,874
Taxes on income	431	131	1,221	320

Net income	$317	$571	$1,780	$1,554

Net earnings per Ordinary share:

Basic	$0.03	$0.06	$0.19	$0.17

Diluted	$0.03	$0.06	$0.18	$0.17

Diluted weighted number of shares (in thousands)	9,665	9,528	9,644	9,151

Non-GAAP adjustment:
Stock based compensation	$201	$178	$537	$377

Non-GAAP net income	$518	$749	$2,317	$1,931

Non-GAAP net earnings per share :
Basic	$0.05	$0.08	$0.25	$0.21

Diluted	$0.05	$0.08	$0.24	$0.21